Exhibit 99.1

AMAYA INC.

(the “Corporation”)

REPORT OF VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

This report describes the matter voted upon and the outcome of the vote at the annual meeting of shareholders of the Corporation (the “Meeting”) held on June 28, 2016. The matters set out below are described in greater detail in the management information circular of the Corporation, dated May 27, 2016 (the “Management Information Circular”).

Item Voted Upon	Result of Vote
1. Election of directors proposed in the Management Information Circular

Divyesh (Dave) Gadhia	• elected by the shareholders of the Corporation with 98.05% of the votes cast in favor and 1.95% of the votes withheld.

Harlan Goodson	• elected by the shareholders of the Corporation with 98.04% of the votes cast in favor and 1.96% of the votes withheld.

Dr. Aubrey Zidenberg	• elected by the shareholders of the Corporation with 95.73% of the votes cast in favor and 4.27% of the votes withheld.

Gen. Wesley K. Clark	• elected by the shareholders of the Corporation with 93.43% of the votes cast in favor and 6.57% of the votes withheld.

Alfred F. Hurley, Jr.	• elected by the shareholders of the Corporation with 96.36% of the votes cast in favor and 3.64% of the votes withheld.

Paul J. McFeeters	• elected by the shareholders of the Corporation with 98.02% of the votes cast in favor and 1.98% of the votes withheld.

As such, each of the directors listed as nominees in the Management Information Circular were elected as directors of the Corporation until the next annual meeting of shareholders of the Corporation or until their respective successors are elected or appointed or they otherwise cease to hold office.

Mr. McFeeters had previously advised the Corporation that for personal reasons unrelated to the Corporation he would not be able to serve as a director following the Meeting. As a result, and as previously announced, Mr. McFeeters resigned as a director of the Corporation following the Meeting and the board of directors appointed David Lazzarato to fill the vacancy created by Mr. McFeeters’ resignation.

2. Appointment of Deloitte LLP, London, England, United Kingdom (“Deloitte UK”) as independent, external auditor of the Corporation for the ensuing year or until its successor is appointed and authorizing the directors to fix its remuneration (the “Resolution to Appoint Auditor”).

•   The Resolution to Appoint Auditor was approved by the shareholders of the Corporation with approximately 99.98% of the votes cast in favor and approximately 0.02% of the votes withheld.

As such, Deloitte UK was appointed as independent, external auditor of the Corporation until the next annual meeting of shareholders of the Corporation or until its successor is appointed and the directors are authorized to fix its remuneration.

DATED this 28th day of June 2016.

AMAYA INC.

By:	(s) Marlon D. Goldstein
Name: Marlon D. Goldstein
Title: Executive Vice President, Corporate Development, General Counsel & Secretary